

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

NetObjex, Inc.

92 Corporate Park
Suite C750
Irvine, CA 92606

http://www.netobjex.com

66666 shares of Series B Nonvoting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Major Events in 2018:

1) Acquisitions:
   a. Acquisition of Servntire Pvt Ltd, Kerala, India: $1.5m stock swap transaction plus downstream cash considerations and performance bonuses. Will double team size, and revenues. Accretive to bottom line. Expected to close Q1 2019.
   b. In talks to acquire the remaining 70% of TrustED of which NetObjex currently owns 30% Rev Share/Equity
2) Joint Venture Agreements:
   a. SaaSAuto – 30% Rev Share/Equity Deal on Vehicle Inspection App OEM Deal
   b. TheVirginDiamond - 30% Rev Share/Equity Deal on Diamond tracking OEM Deal
   c. TagAuto– 15% Rev Share/Equity Deal on Vehicle Tracking being finalized Q1 2019
3) Recognition:
   a. PortXL Holland Top 25 startups globally Feb 2018
   b. Accenture Ventures Open Innovation Cohort #2, Bangalore, India March-June 2018
   c. NetApp XCellerator – Top 21, May 2018, Bangalore India
   d. Swiss Energy Hackathon – Top 15, Dec 2018, Bern, Switzerland
4) Partnerships:
   a. Scalars & Vectors, 1 year, Reseller Relationship for Middle East and North Africa
   b. Crevavi, Teaming Agreement on hardware development on project by project basis
   c. Futurism Technologies , Pune, India, Teaming Agreement on technology solutions on project by project basis
   d. BlockGemini, Dubai, UAE, Teaming Agreement on technology solutions on project by project basis
   e. Exafort, Fremont, CA, Teaming Agreement on technology solutions on project by project basis
   f. Scierna, Mexico, Teaming Agreement on technology solutions on project by project basis
   g. Gulf Automation Tech, Mumbai, India, Teaming Agreement on Industrial IOT on project by project basis
   h. Idealink Consulting, Phnom Penh, Cambodia, Teaming Agreement on Technology Solutions on project by project basis
   i. Helix Consortium, Berlin, Germany, Teaming Agreement on Blockchain Solutions on project by project basis
5) New Customers:
   a. Dropshippers.com for ICO Development - $150K
   b. Bonafi for OEM Technology of NetObjex Platform
   c. Helix for $48K
6) Fundraising:
   a. $107K SEC Reg CF Fundraise through StartEngine (Jan -Mar 2018)
   b. Ajit Pal Singh $20K private placement
   c. Jeffrey Pfeff for $1.5K private placement
   d. Hassan Kheradmandan for $25K private placement

    e. Reg CF Small IPO $1.07m through StartEngine (Nov 2018 -)

7) Stock Buyback from Jason Dobyns 750K shares for $12000 (payable over 6 months Mar 2018 – Aug 2018)

THE OFFERING

Maximum 6,420,298 shares of common stock ($963,044.70)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 66,666 shares of common stock ($9,999.90)

Company	NetObjex, Inc.
Corporate Address	92 Corporate Park, Suite C750, Irvine CA, 92606
Description of Business	NetObjex is a software company whose flagship product is a Digital Asset Management Platform - a middleware that sits between smart edge IoT devices and Distributed Ledger technologies. The platform enables inter-device communication, tracking and tracing of assets, asset performance optimization, and reduce asset shrinkage/waste/inefficiencies.
Type of Security Offered	Series B Nonvoting Common Stock
Purchase Price of Security Offered	$ 0.15
Minimum Investment Amount (per investor)	$750

Perks:

$2,500 — If you invest $2,500, you will receive one LumiCharge (http://www.lumicharge.com/).

$10,000 — If you invest $10,000, you will receive one PiQube (https://www.piqube.io/)

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

NetObjex, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Series B Nonvoting Common Stock at $0.15 / share, you will receive 100 Series B Nonvoting Common Stock bonus shares, meaning you'll own 1,100 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

NetObjex is a platform used for building and managing Smart Products and Devices - a middleware that sits between smart edge IoT devices and Distributed Ledger technologies. The platform enables inter-device communication, tracking and tracing of assets, asset performance optimization, and reduce asset shrinkage/waste/inefficiencies.

The platform utilizes IoT for data acquisition and dissemination; AI/Machine learning for analyzing the data colleted;works with all major communication protocols; includes features such as rules engine, alerts and messaging, enterprise integration, blockchain integration, and more. Solutions developed using the NetObjex PaaS range from smart electricity meters, dynamic wireless electric vehicle charging, smart water metering, solar panel efficiency, fleet management of kiosks, powering smart medical devices, and more.

We leverage blockchain technology by giving each asset a unique blockchain id and this facilitates devices having a system of record that functions across trust boundaries for device discovery, authentication, communication and transaction. Digital assets can also be attached to a digital wallet for inter-device payments e.g. car to parking meter, drone to base station etc. Our platform integrates seamlessly with a number of private and public blockchain technologies including Ethereum, IOTA, Hyperledger, NEM and more.

Sales, Supply Chain, & Customer Base

We have established key partners/relations with systems integrators in the US, Middle East, India to help us grow sales moving forward. In addition, the company is able to secure a significant number of leads from IT jobsite sources such as UpWork. In addition, the company also receives inbound sales leads through word of mouth and its website.

With these relationships coupled with more funding, we should be able to grow our customer base significantly. We are also looking to embrace a Freemium model of sales to bring in more sales and charging for premium features.

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $1.5 million, $3.5 million and $9.6 million, respectively, and believes the company will generate positive net income by Q3 2019.

For future revenue projections, we plan to reach those goals by:

1) Sales objectives - we are cultivating relations with major industry players. Those relationships we believe will lead to mutually beneficial business opportunities and increase sales.

2) Our participation in accelerators globally will open doors previous we had not had access to.

3) Our participation in the form of speaking engagements at tradeshows has opened new avenues for business

Cost Impact of hitting financial milestones: The projected growth in revenue is accompanied by costs in the form of additional permanent or temporary staffing needed to execute on contracts. More operational costs in terms of travel to meet customers and/or attend tradeshows, events and prospects to help generate sales is anticipated. To match revenue targets of $1.5 million, $3.5 million and $9.6 million, in 2018, 2019 and 2020, we also expect costs to commensurately increase by $250,000, $1.5M, and $5M approximately over the same period.

Competition

There are several competitors in the Smart Device space. However we differentiate ourselves from them in the following ways:

- We are a turnkey platform with little coding necessary. We offer APIs for those who wish to code. Many of our competitors are frameworks requiring a lot more coding effort.
- We are unique in that we do end to end IoT i.e. from edge device to cloud and beyond (enterprise integration and decentralized networks)
- We have tied distributed ledgers to IoT successfully. Almost all of our competitors have not.
- We consider everything as a Digital Asset and so can handle both hard assets e.g. car, refrigerator to soft assets e.g. music, legal contracts etc.

- By ensuring devices have a Digital twin and a unique decentralized identifier, we have enabled inter-device communication, transaction, device discovery and authentication through distributed ledgers that the competition lacks.
- We have a tokenization layer built-in to enable cryptocurrency payments between devices
- We have a Distributed Ledger Interoperability layer that supports Ethereum, Hyperledger, IOTA, and NEM, with support for more ledgers on the way.

Liabilities and Litigation

No litigation

Liabilities - credit cards about $30K (No Due Date, 10% interest), amount owing to Founder Raghu Bala about $12K (No due date, No interest), Legal about $25K (No Due Date, No Interest)

The team

Officers and directors

Raghu Bala	CEO, Director
Priya Krishnamurthy	Member of Board of Directors

Raghu Bala
NetObjex CEO Raghu Bala was previously an executive with Yahoo, Infospace, PwC, and with 3 successful startup exits. He also teaches MIT Sloan School of Business/Computer Science and AI Laboratory's course on the Implications of Artificial Intelligence on Business, as well is a Tutor for MIT's Blockchain course. Mr. Bala was winner of 2016 Best Abstract in Best Wearable Medical Device category at the AI in Medicine conference, and in 1993 winner of the Best Thesis Award on Temporal Databases at the Hartford Graduate Center Conference. He holds an MBA in Finance from Wharton MBA, an MS in Computer Science from RPI, has been a Columbia University Adjunct Lecturer, published author (Microsoft Press, Macmillan) and speaker at several major conferences including IoT Congress, Google IO, and more. Source Interlink Media Aug 1, 2006 - Apr 30, 2014, CTO Various Clients May 1 2014 - Jan 20 2017, Technical Consultant NetObjex Inc, Jan 21 2017-Present, CEO

Priya Krishnamurthy
2015-present NetObjex as a Member of Board of Directors 2013-15 President of Castlerock Holdings LLC 2010-2013 President of Fanggle

Number of Employees: 25

Related party transactions

Loan owed to Founder Raghu Bala which is being paid down gradually. The loans do not carry interest payments. The loan outstanding at the end of 2017 is approximately $12K. Payments usually range from $5,000-10,000 periodically offset by billable income brought into the company by founder.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Personnel Risk** NetObjex is a software technology company and its most valuable asset is its people as software is an Intellectual Capital business. If key personnel leave for some reason, then it could lead to disruption in business operations. When or If personnel leave, then the recovery process could be one where there is a recovery period for the company to make up for such a loss by hiring and training new talent. This could have an impact on the company's ability to deliver on its promises on a timely basis. The company does take mitigating steps by spreading knowledge within its ranks but nevertheless, Personnel risk is something that impacts all technology companies and should be taken into account.

- **Competition** We will compete with larger, established Digital Asset Management and Compliance Platform players who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Digital Asset Management and Compliance Platform developed by us will be preferred to any existing or newly developed technologies. The company does take mitigating steps by adding differentiating features such as Blockchain integration, but It should assumed that that competition will try to achieve feature parity and intensify over time.

- **Capital Risk** We compete with larger, more established players in the Digital Asset Management and Compliance market. These players have access to vast amounts of capital from multiple sources. With more capital, the competitors can compete with us by out marketing us and blanketing the airwaves with their product message irrespective of their product capabilities. It also enables them to have a larger sales organization and greater reach. In addition, they can deploy such capital on Research and Development to catch up on product capabilities. Finally, with financial muscle, in competitive bidding situations, competitors may be able to even offer deals at a loss to capture market share which we may not be in a position to do.

- **More Rounds of Funding Needed for Scalability** In this capital raise we plan to raise sufficient funds to deploy in sales, marketing and R&D. Beyond, this round of funding, we anticipating needing more funds in the future to help scale the company.

- **Business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and that we have priced the services at a level that allows the company to make a profit and still attract business.

- **Valuation at this stage is pure speculation** The company's valuation has been deemed by looking at similar companies in the industry. However, there is no independent third party valuation of the company that states it is worth a specific amount given the early stage of the company. The question to you as a prospective investor is whether you wish want to pay this price for this security. If you are unsure of being able to take this risk and making this decision, then do not invest.
- **Customer Concentration Risk** The company currently has a base of a few customers which it is attempting to grow and diversify. However, the loss of one or more key customers will impact its cash flow significantly. The company still draws a majority of monthly income from consulting or services revenues which are non recurring posing a significant risk to short term cash flow.
- **Cybersecurity Concerns** Cybersecurity concerns impact all online businesses and we are no exception. We deploy our platforms online and embed software in remote devices. If these software platforms are attacked and compromised by hackers, it could result in a number of consequences: (a) customer installations could be offline for significant periods and cause them to cancel contracts with us (b) if the attacks are repeated it may impact future sales prospects (c) customers could hold back payments impacting cash flow (d) result in bad publicity for customers and for us and in the very worst case lawsuits brought on by customers.
- **Social Media Risk** In the age of social media, customer and public perception are shaped by social media. The company is exposed to untrue posts by disgruntled employees, consultants on sites like Glassdoor , or opposite points of view published on blogs like Medium, or unsavory comments on Twitter, Facebook, or negative comments on LinkedIn. All of these have potential to tarnish the reputation of the company despite our best efforts and result in loss of customers, reduction in sales prospects, hurt our ability to recruit talent, and have a significant impact to the company's top and bottom lines.
- **Use of Blockchain Technology** The company utilizes Blockchain technology - which is a cryptographically signed distributed ledger which is either public or permissioned. Since this technology is new, there is a risk of hackers hacking into the contents of such ledgers, and wallets associated with such ledgers. This poses a risk of loss of data or monies or both.
- **Repayment of Funds** The company plans to use some of the funds raised from the campaign towards revolving debt e.g. credit cards.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Raghuram Balasubramanian, 69.03% ownership, Series A Voting Common Stock

Classes of securities

- Series A Voting Common Stock: 44,968,836

Voting Rights

Each share of Series A Voting Common Stock shall entitle the holder thereof to one (1) vote.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series A Voting Common Stock are entitled to share ratably with holders of Series B Nonvoting Common Stock in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Series A Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series B Nonvoting Common Stock and any additional classes of stock that we may designate in the future.

- Series B Nonvoting Common Stock: 28,083,439

The Company is authorized to issue up to 50,000,000 shares of Series B Nonvoting Common Stock. There are a total of 28,083,439 shares currently outstanding on a fully diluted basis. This amount includes 3,622,727 Non-plan Series B NQSO shares and 6,103,125 Series B Nonvoting Common Stock allocated towards the 2017 Stock Incentive Plan.

Voting Rights

The holders of Series B Nonvoting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series B Nonvoting Common Stock are entitled to share ratably with holders of Series A Voting Common Stock in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Series B Nonvoting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Voting Common Stock and any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

Series B Nonvoting Common Stock are not entitled to vote on any matter. As a minority holder of Series B Nonvoting Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

<p style="text-align:center">**FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS**</p>

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The company is currently in the midst of its 2018 fiscal year which runs from January to December. The company is currently in a growth phase as a result of increasing market demand for its products and services. The company is seeking capital to fuel its growth both organically and inorganically (ie via acquisitions).

The company's selection by Accenture for its Open Innovation cohort in Q2 2018 boosted its stature in the enterprise space for information technology and confirmed its reputation as a leading player in the IoT-AI-Blockchain technology segment. The company has also signed Teaming Agreements with a number of technology players globally to increase its sales footprint.

In terms of boosting its growth inorganically, NetObjex has signed a Letter of Intent to acquire a company in the Blockchain space for stock and cash considerations. A Letter of Intent has been signed, with legal and financial due diligence procedures being conducted at presence. If this acquisition is consummated, then it would potentially double NetObjex's size revenue wise, and personnel wise without much impact to cashflow.

The company has also signed a number of OEM clients who have agreed to adopt the NetObjex platform and services for their products. This is good news for the company in that it provides a stream of recurring revenues. The new OEM clients include companies in the following domains:

- Vehicle Inspection Technology
- Crypto Tag Technology for Prevention of Counterfeiting
- Diamond Product Provenance
- and several more

On the services side, the company has won significant new business in developing Blockchain protocol technologies.

The services pipeline is very strong with about 5-6 more prospects plus these new accounts is expected to make up about 30-40% revenues in 2018.

In comparing 2017 results to 2016, the company has increased sales by 66.78%. In 2017, the company received its first external investment from Unitech Sales LLC and from Connect County SDN BHD (Malaysia). This investment helped the company spur growth by increasing its marketing spend almost five-fold. R&D expense also doubled as the company brought on a full time engineer in the USA to augment its main software engineering team in Vietnam and India.

Expenses grew from $258K in 2016 to 2017 to $513K as the company ramped up US based staff and began to market.

COGS grew from $63K in 2016 to $69K in 2017 which indicates that sales have increased 55% in the face of rising costs of 10%. This bodes well for the company in terms of keeping a lid on COGs while expanding sales.

Cashflow improved primarily from the sale of equity. We expect more of the same in

2018 but by 2019 when we expect to achieve a cashflow neutral position, the need for more capital to fuel the business most likely less. If funds are sought at that time, it would most likely to fund inorganic growth, expand into new markets and so on. However, we expect the core business to be self sustaining by then.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $1.5 million, $3.5 million and $9.6 million, respectively, and believes the company will generate positive net income by Q3 2019.

For future revenue projections, we plan to reach those goals by:

1) Sales objectives - we are cultivating relationships with major industry players e.g. Accenture, SAP. IBM, and others. Those relationships we believe will lead to mutually beneficial business opportunities. This will increase sales.

2) Our participation in accelerators globally will open doors previous we had not had access to.

3) Our participation in the form of speaking engagements at tradeshows has opened new avenues for business

Cost Impact of hitting financial milestones: The projected growth in revenue is accompanied by costs in the form of additional permanent or temporary staffing needed to execute on contracts. More operational costs in terms of travel to meet customers and/or attend tradeshows, events and prospects to help generate sales is anticipated. To match revenue targets of $1.5 million, $3.5 million and $9.6 million, in 2018, 2019 and 2020, we also expect costs to commensurately increase by $250,000, $1.5M, and $5M approximately over the same period.

Some milestones in the past that had an impact:

1) Unitech funding

2) Signing up on TruClearGlobal as a customer

3) Securing CCHB investment

4) Signing up Buying.com

Performance benchmarks that would impact growth in the future include:

1) Level of staff turnover

2) Execution on product roadmap

3) Funding which has an impact on all aspects from hiring talent, retaining talent, developing products, spending on R&D and Marketing

4) Marketing - offline, online, going to tradeshows, building brand equity.

We raised $106,695.30 in our last offering through Regulation Crowdfunding from January to March 2018. The funds were used for operational functions including Infrastructure and Engineering (25%), Sales and Executives (36%), Marketing (28%), Debt repayment for credit card revolving credit (33%) and Administration (6%).

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. There are months when the company is cash flow positive, and others when it is not. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

We raised $106,695.30 in our last offering through Regulation Crowdfunding from January to March 2018. The funds were used for operational functions including Infrastructure and Engineering (25%), Sales and Executives (36%), Marketing (28%), Debt repayment for credit card revolving credit (33%) and Administration (6%). The monies from this raise have been fully deployed.

The funds from the offering will help improve the liquidity of the company. The funds will be deployed immediately within 30 to 60 days for operational purposes. If the minimum amount is raised then it would be deployed in its totality within 30 days If the maximum amount is raised, then it will be deployed in its totality within 3-4 months.

The company has been in the finals of various accelerator programs (Spring Singapore - Sep 2017, Capital Innovators - Jan 2018, and Rotterdam PortXL - Feb 2018). This provides validation of the company's technology and business on a global scale.

The company is also in talks with several investors for private placement of shares and also to raise capital an Initial Coin Offering of its IoToken product.

The assets on hand to operate the company include current bank balances and receivables which range in the $30-50K range. If the minimum funding goals are achieved, along with a stable pipeline of business, the company can continue to operate for about 6 months or longer.

Indebtedness

Liabilities - American Express and Visa credit cards about $30K (No Due Date, 10% interest), amount owing to Founder Raghu Bala about $12K (No due date, No interest), Legal (Straddling Yocca Carlson and Rauth) about $25K (No Due Date, No Interest)

Recent offerings of securities

- 2017-02-01, Regulation D of 1933 Act., 4175365 Series A Voting Common Stock. Use of proceeds: Used for product development , and hiring 2 people in the US
- 2017-07-27, Regulation D of 1933 Act., 3131675 Series A Voting Common Stock. Use of proceeds: Used for marketing, building hiring sales/markting orgs global presence, paying down some debt and hiring 2 people (one US, one offshore)
- 2018-01-29, Reg CF, 733314 Series B Nonvoting Common Stock. Use of proceeds: We raised $ $106,695.30 in this offering through Regulation Crowdfunding. The funds were used for operational functions including Infrastructure and Engineering (25%), Sales and Executives (36%), Marketing (28%), Debt repayment for credit card revolving credit (33%) and Administration (6%). Infrastructure and Engineering -- refers to salaries for engineers, payments to cloud infrastructure for our hardware e.g. Amazon, Microsoft Azure. Sales and Executives - refers to salaries to officers and sales reps. Marketing - covers online and print campaigns, tradeshows, banners and more. Administration - refers to accounting and taxation services, crowdfunding outreach, office expenses and more.

Valuation

$10,957,346.20

We have valued the company based on a few factors: 1) We have compared our offering to similar deals in the IoT marketplace and assessed their revenue multiple which ranges from 14-28 times trailing revenues. Using the lower end of that scale of 14 multipled by our $350K revenue yields approximately $5m. 2) We also have a baseline valuation for the technology in the company sans any revenues which is about $2m. 3) Since our technology also encompasses the blockchain space and have a slew of reference clients we took into account on the upside potential of that to add an additional $2m of valuation which we believe is extremely conservative. Combining all three factors, we arrived at a reasonable valuation of $10,956,341.25 (currently issued amount of shares/units (fully diluted) x the purchase price of this offering)

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.90	$963,044.75
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.99	$57782.68

Net Proceeds	$9399.91	$905,262.06
Use of Net Proceeds:		
Debt Reduction	$1,000	$60,000
Infrastructure/Engineering	$2500	$200,000
Sales and Executives	$2800	$350,000
Administration	$1299.81	$45262.06
Marketing	$2800	$250,000
Total Use of Net Proceeds	$9399.91	$905,262.06

We are seeking to raise a minimum of $9,999.90 and up to $963,044.75 in this offering through Regulation Crowdfunding. If we manage to raise $963,044.75, we believe this amount enable us to use it for operational functions as well as an ICO raise for the IoToken platform in the range of $30MM and up. In broad terms, the company will allocate Infrastructure and Engineering, Sales and Executives, Marketing, Debt repayment for credit card revolving credit, and Administration.

Infrastructure and Engineering -- refers to salaries for engineers, payments to cloud infrastructure for our hardware e.g. Amazon, Microsoft Azure. Sales and Executives - refers to salaries to officers and sales reps. Marketing - covers online and print campaigns, tradeshows, banners and more. Administration - refers to accounting and taxation services, crowdfunding outreach, office expenses and more.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. The company plans to use some of the funds raised from the campaign towards revolving debt e.g. credit cards.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.netobjex.com/annualreport. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
NetObjex, Inc.

[See attached]

NetObjex, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2017 and 2016

NetObjex, Inc.

TABLE OF CONTENTS



To the Board of Directors of
NetObjex, Inc.
Irvine, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of NetObjex, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetObjex, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company sustained net losses of $238,380 and $107,045 during the years ended December 31, 2017 and 2016, respectively, has an accumulated deficit of $345,593 and $107,213 as of December 31, 2017 and 2016, respectively, and has negative cash flows from operations for the years ended December 31, 2017 and 2016. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA LLC

Artesian CPA, LLC
Denver, Colorado
July 24, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

NetObjex, Inc.
BALANCE SHEETS
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 78,332	$ 12,002
Accounts receivable	8,571	7,500
Intangible assets - cryptocurrency	15,251	-
Prepaid expenses	17,884	-
Inventory	29,589	25,759
Total Current Assets	149,627	45,261
Property and equipment, net	22,421	7,856
Deposits	1,800	-
Intangible assets - software, net	891	1,454
TOTAL ASSETS	$ 174,739	$ 54,571
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable & accrued expenses	$ 57,938	$ 63,946
Deferred revenue	15,251	-
Total Current Liabilities	73,189	63,946
Long-Term Liabilities:		
Loans payable - related party	31,243	93,838
Total Long-Term Liabilities	31,243	93,838
Total Liabilities	104,432	157,784
Stockholders' Equity (Deficit):		
Common stock (Series A Voting), $0.0001 par value, 50,000,000 shares and 70,000,000 shares authorized, 44,968,840 and 40,000,000 shares issued and outstanding as of December 31, 2017 and 2016, all respectively	4,497	4,000
Common stock (Series B Nonvoting), $0.0001 par value, 50,000,000 and 30,000,000 shares authorized, 13,975,940 and 13,600,000 shares issued, and 12,975,940 and 13,600,000 shares outstanding as of December 31, 2017 and 2016, all respectively	1,398	1,360
Additional paid-in capital	411,465	-
Stock subscriptions receivable	(1,360)	(1,360)
Accumulated deficit	(345,593)	(107,213)
Common stock (Series B Nonvoting) in treasury, at cost, 1,000,000 and zero shares as of December 31, 2017 and 2016, respectively	(100)	-
Total Stockholders' Equity (Deficit)	70,307	(103,213)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 174,739	$ 54,571

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NetObjex, Inc.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2017 and 2016

	2017	2016
Revenue:		
Consulting and services	$ 328,126	$ 86,349
Hardware sales	3,880	126,987
Total revenue	332,006	213,336
Cost of revenue:		
Consulting and services	64,512	5,835
Hardware sales	1,740	56,151
Total cost of revenue	66,252	61,986
Gross profit	265,754	151,350
Operating expenses:		
General & administrative	147,450	31,669
Sales & marketing	90,689	25,595
Research & development	257,201	199,461
Depreciation & amortization	2,367	705
Total operating expenses	497,707	257,430
Loss from operations	(231,953)	(106,080)
Interest income (expense), net	(6,427)	(965)
Income before income taxes	(238,380)	(107,045)
Provision for income taxes	-	-
Net Loss	$ (238,380)	$ (107,045)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

NetObjex, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2017 and 2016

	Common Stock - Series A Issued		Common Stock - Series B Issued		Additional Paid-In Capital	Stock Subscriptions Receivable	Accumulated Deficit	Common Stock - Series B in Treasury		Total Stockholders' Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount				Number of Shares	Amount	
Balance at January 1, 2016	5,000,000	$ 500	11,100,000	$ 1,110	$ -	$ (1,110)	$ (168)	-	$ -	$ 332
Issuance of common stock	35,000,000	3,500	2,500,000	250	-	(250)	-	-	-	3,500
Net loss	-	-	-	-	-	-	(107,045)	-	-	(107,045)
Balance at December 31, 2016	40,000,000	4,000	13,600,000	1,360	-	(1,360)	(107,213)	-	-	(103,213)
Conversion of loan payable to common stock	-	-	375,940	38	29,962	-	-	-	-	30,000
Issuance of common stock	4,968,840	497	-	-	381,503	-	-	-	-	382,000
Treasury stock purchases	-	-	-	-	-	-	-	1,000,000	(100)	(100)
Net loss	-	-	-	-	-	-	(238,380)	-	-	(238,380)
Balance at December 31, 2017	44,968,840	$ 4,497	13,975,940	$ 1,398	$ 411,465	(1,360)	$ (345,593)	1,000,000	$ (100)	$ 70,307

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NetObjex, Inc.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Loss	$ (238,380)	$ (107,045)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,367	705
Changes in operating assets and liabilities:		
Increase in accounts receivable	(1,072)	(7,500)
Increase in prepaid expenses	(17,885)	-
Increase in inventory	(3,830)	(25,759)
Increase in deposits	(1,800)	-
Increase in intangible assets	(15,251)	(1,689)
Increase/(decrease) in accounts payable and accrued liabilities	(6,008)	63,947
Increase in deferred revenue	15,251	-
Net Cash Used in Operating Activities	(266,608)	(77,341)
Cash Flows from Investing Activities		
Purchases of property and equipment	(16,367)	(8,327)
Net Cash Used in Investing Activities	(16,367)	(8,327)
Cash Flows from Financing Activities		
Proceeds from (repayments of) loan payable - related party, net	(62,595)	93,838
Proceeds from loan payable	30,000	-
Issuance of common stock for cash	382,000	3,500
Treasury stock purchases	(100)	-
Net Cash Provided by Financing Activities	349,305	97,338
Net Change In Cash	66,330	11,670
Cash at Beginning of Period	12,002	332
Cash at End of Period	$ 78,332	$ 12,002
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 6,440	$ 965
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of loan payable to common stock	$ 30,000	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NetObjex, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

NetObjex, Inc. (the "Company") was formed on September 30, 2015 under the laws of Delaware. The Company provides a Digital Asset Management Platform – a middleware that sits between smart edge Internet of Things (IoT) devices and Distributed Ledger technologies – to enterprises and organizations for managing their assets. This product is offered as a Platform-as-a-Service online for recurring subscription revenue. The Company also provides consulting services related to the deployment of its Digital Asset Management Platform, consulting in projects relating to IoT and Distributed Ledger (Blockchain) technologies, and sales of certain hardware components.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017, and 2016, the Company's cash balances did not exceed federally insured limits.

Stock Subscriptions Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Accounts Receivable

Accounts receivable are carried at original invoice amount. The Company assesses its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts that may be considered to be at risk. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts receivable. Based on these assessments, management determined that an allowance for uncollectible accounts receivable was not necessary as of December 31, 2017 and 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Intangible Assets - Cryptocurrency

The Company records cryptocurrency at the cost of acquisition, subject to impairment, and accounts for cryptocurrency as an indefinite-lived intangible asset.

Fair value is calculated based on publicly available market information. The cryptocurrency intangible asset is considered to be impaired when the fair value of an individual cryptocurrency holding is reduced below its carrying value. Due to the extreme volatility of the cryptocurrency market, the Company's cryptocurrency holdings are subject to the risk of significant declines in fair value.

Impairment charges are recorded to other expense, and a new cost basis in the intangible asset is established. Gains and losses on the sale of cryptocurrency holdings are reflected in the income statement as other income or expense.

Inventory

Inventory is stated at the lower of cost or market value and accounted for using the first-in, first-out method. The inventory balances of $29,589 and $25,759 as of December 31, 2017 and 2016, respectively, consisted of hardware components (finished goods). The Company regularly assesses slow-moving, excess and obsolete inventory and records impairment and obsolescence reserves against its inventory balance as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company currently capitalizes certain computer hardware and leasehold improvements with useful lives ranging from 5 – 7 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary.

Treasury Stock

The Company records treasury stock at cost. Treasury stock consists of repurchased shares of the Company's Series B Nonvoting Common Stock, and includes shares repurchased from a related party company that is no longer in operation.

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing were $90,689 and $25,595 for the years ended December 31, 2017 and 2016, respectively.

Research & Development

Research and development costs are expensed as incurred and are comprised of (1) employee and contractor compensation associated with software and hardware platform development, and (2) certain hardware component costs. Total expenses related to research and development were $257,201 and $199,461 for the years ended December 31, 2017 and 2016, respectively.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Cost of revenue includes assigned compensation expenses for consulting and services revenue, and hardware component costs for hardware sales.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $145,293 and $907 as of December 31, 2017 and 2016, respectively. The Company pays Federal and California state income taxes and has used an effective blended rate of 28% to derive net tax assets of $99,235 and $27,390 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards, research and development costs that were capitalized for tax purposes but expensed for GAAP reporting, and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $238,380 and $107,045 during the years ended December 31, 2017 and 2016, respectively, has an accumulated deficit of $345,593 and $107,213 as of December 31, 2017 and 2016, respectively, and has negative cash flows from operations for the years ended December 31, 2017 and 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: INTANGIBLE ASSETS – CRYPTOCURRENCY

During 2017, the Company accepted units of Bitcoin (BTC) as payment for certain sales invoices. The cryptocurrency intangible asset consists entirely of BTC units carried at $15,251 and $0 as of December 31, 2017 and 2016, respectively.

There were no impairment charges and no gains or losses on the sale of cryptocurrency during the years ended December 31, 2017 or 2016.

NOTE 5: PROPERTY AND EQUIPMENT, NET

The Company's property and equipment and accumulated depreciation consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Computer hardware	$ 13,694	$ 8,326
Leasehold improvements	11,000	-
Property and equipment, at cost	24,694	8,326
Less: accumulated depreciation	(2,273)	(470)
Property and equipment, net	$ 22,421	$ 7,856

Depreciation expense on property and equipment was $1,803 and $470 for the years ended December 31, 2017 and 2016, respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

Operating Lease

During 2017, the Company entered into an informal agreement with a relative of Company management to lease office space in Vietnam for research & development and consulting activities. The informal agreement, or sublease, was made at terms similar to the underlying lease agreement between the related party and the property owner. The agreement has an initial term of 5 years, beginning November 1, 2017 and continuing through October 30, 2022. Quarterly rent expense under the agreement is $5,400, and such amount may be increased or decreased if either party to the agreement presents evidence showing that the market price has increased or decreased by 10% or more. The Company was required to provide a security deposit of $1,800.

Prior to entering into the informal related party agreement, the Company rented the office space from July 1, 2017 through October 31, 2017 in the absence of an underlying lease agreement. Quarterly rent expense during this period was also $5,400.

Rent expense for the office space in Vietnam was $10,800 and $0 for the years ended December 31, 2017 and 2016, respectively.

Future minimum rental payments required as of December 31, 2017 are as follows:

2018	$ 21,600
2019	21,600
2020	21,600
2021	21,600
2022	18,000
Total	$ 104,400

Loans Payable – Related Party

The Company had loans payable to the founders of $31,243 and $93,838 as of December 31, 2017 and 2016, respectively. The loans payable amounts as of both December 31, 2017 and 2016 represent cash loaned to the Company outside of a formal agreement, and without interest or repayment terms. There was no interest expense related to the loans for the years ended December 31, 2017 and 2016.

Treasury Stock Purchase – Related Party

In February 2017, the Company repurchased 1,000,000 shares of its Series B Nonvoting Common Stock from Castlerock, LLC, a now defunct company that was owned and operated by the founders of NetObjex, Inc. The shares were repurchased at the purchase price, $0.0001 per share or par value, for total consideration of $100.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Service Agreement

In July 2017, the Company entered into a non-cancelable service agreement with an outside service provider for subscription access to product management and marketing segment software. The subscription has a one-year term from August 1, 2017 through July 31, 2018 for a fee of $49,000 excluding applicable taxes. Fees are invoiced semi-annually in advance.

Marketing expenses for subscription service and applicable taxes under the agreement were $23,417 during the year ended December 31, 2017. The Company also reported prepaid expenses of $4,083 as of December 31, 2017 for prepayment of January 2018 subscription service.

As of December 31, 2017, the Company's remaining commitment under the agreement was $24,500 plus any additional applicable taxes.

See Note 10 for information regarding the subsequent replacement of this service agreement.

Multi-Service Agreement - Ethernet

In August 2017, the Company entered into a multi-service agreement with a third-party for AT&T dedicated internet service ethernet port and access. The multi-service agreement has a 2-year term and requires minimum payments equal to 50% of the Company's estimated total monthly usage for the term, or $11,520. The Company incurred expenses of $76 for the year ended December 31, 2017.

As of December 31, 2017, the Company's remaining commitment under the multi-service agreement was $11,444.

NOTE 8: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 100,000,000 shares of capital stock, consisting of 25,000,000 shares of Common Stock and 75,000,000 shares of Preferred Stock, both with par value of $0.0001 per share. On October 2, 2015, prior to issuing or receiving any payment for any of its stock, the Company amended the certificate of incorporation to authorize a total of 100,000,000 shares of Common Stock consisting of 75,000,000 shares of Series A Voting Common Stock and 25,000,000 shares of Series B Nonvoting Common Stock, both with par value of $0.0001 per share. The Company made additional amendments to the certificate of incorporation during the years ended December 31, 2017 and 2016. These amendments did not change the par value per share or the total number of authorized shares of Common Stock, but changed the series designation of such shares as presented in the following table:

	Shares of Common Stock Authorized		
Amendment Date	**Series A Voting**	**Series B Nonvoting**	**Total**
July 5, 2016	70,000,000	30,000,000	100,000,000
February 16, 2017	50,000,000	50,000,000	100,000,000

Each share of Series A Voting Common Stock entitles the holder thereof to one vote. Each share of Series B Nonvoting Common Stock has the same powers, designations, preferences, rights, qualifications, limitations and restrictions as the Series A Voting Common Stock, provided, however, that the Series B Nonvoting Common Stock do not have voting rights.

The Company had 44,968,840 and 40,000,000 shares of Series A Voting Common Stock issued and outstanding as of December 31, 2017 and 2016, respectively. All issued and outstanding shares of series A Voting Common Stock are fully vested as of December 31, 2017 and 2016.

The Company had 13,975,940 and 13,600,000 shares of Series B Nonvoting Common Stock issued and 12,975,940 and 13,600,000 shares outstanding as of December 31, 2017 and 2016, both respectively.

Issued and outstanding shares of Series B Nonvoting Common Stock are subject to vesting provisions with respect to the Company's option to repurchase unvested shares. Vested shares of Series B Nonvoting Common Stock no longer subject to the repurchase option totaled 9,368,648 and 8,038,542 shares as of December 31, 2017 and 2016, respectively.

NetObjex, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Stock Issuances – Series A Voting Common Stock

In February 2016, the Company issued to its founders a total of 35,000,000 shares of Series A Voting Common Stock at par value in exchange for $3,500 cash. The stock issuance was conducted under the terms of an investment letter that includes restrictions on transfer, but contains no vesting provisions.

In February 2017, the Company entered into subscription agreement with an accredited investor to issue a total of 4,175,365 shares of Series A Voting Common Stock for an aggregate purchase price of $300,000 in accordance with a monthly subscription payment schedule. Under the agreement, the investor is required to purchase 167,015 shares each month in exchange for $12,000 cash and is required to make such purchases for the first 12 months of the payment schedule. The requirement to make any further purchases under the agreement is contingent upon the Company meeting certain performance metrics defined in the agreement. As of December 31, 2017, the investor had made all required purchases under the agreement for an aggregate issuance of 1,837,165 shares in exchange for $132,000 cash. The subscription agreement includes restrictions on transfer, but contains no vesting provisions. See Note 10 for additional information regarding the monthly subscription payment schedule.

In July 2017, the Company issued 3,131,675 shares of Series A Voting Common Stock to an accredited investor for an aggregate purchase price of $250,000. The stock issuance was conducted under the terms of a subscription agreement that includes restrictions on transfer and preemptive rights with respect to the Company's future sales of new securities, subject to certain exclusions delineated in the agreement. The subscription agreement contains no vesting provisions.

Stock Issuances – Series B Nonvoting Common Stock

In November 2016, the Company issued 2,500,000 shares of Series B Nonvoting Common Stock to an accredited investor at par value in exchange for $250 cash. The stock issuance was conducted under the terms of a restricted stock purchase agreement that includes restrictions on transfer, the Company's right to repurchase any or all shares in the event of the service provider's termination of continuous service, and vesting provisions used for the determination of the repurchase price in the event the Company exercises its repurchase right.

Within 90 days of the termination of continuous service, the Company has the right, but not the obligation, to repurchase unvested shares at the original purchase price and vested shares at the greater of the fair market value of the shares as of the termination date or the original purchase price, subject to procedures delineated in the restricted stock purchase agreement. As of December 31, 2017 and 2016, a total of 833,333 and zero shares had vested under the agreement.

As of December 31, 2017 and 2016, cash consideration has not been received by the Company. The shares are considered issued and the purchase price is offset by recording an addition of $250 to the stock subscription receivable contra-equity account.

In September 2017, the Company issued 375,940 shares of Series B Nonvoting Common Stock to an accredited investor at a per share purchase price of $0.0798 in exchange for the conversion of a $30,000 loan payable. The stock issuance was conducted under the terms of a subscription agreement that includes restrictions on transfer, but contains no vesting provisions.

Options Grants – Advisory Committee and Service Agreements

In April and June 2016, the Company entered into advisory committee and service agreements with several advisors to the Company. Under the terms of the agreements, the advisors agreed to act as members of the Company's advisory committee and to provide certain services to the Company as described in the agreements. In exchange, the Company agreed to provide such advisors with options to purchase shares of the Company's Nonvoting Common Stock at $0.01 per share subject to vesting provisions.

Under the agreements, the Company granted options to purchase 6,000,000 and 8,000,000 shares of Nonvoting Common Stock during the years ended December 31, 2017 and 2016, respectively. Of these options, 3,672,222 and 6,250,000 were outstanding, 2,422,222 and 944,444 were vested and exercisable, and 8,577,778 and 1,750,000 were forfeited as of December 31, 2017 and 2016, all respectively. All options granted under the advisory committee and service agreements were issued outside of a formal equity plan and prior to the adoption of the 2017 *Stock Incentive Plan* described below.

2017 Stock Incentive Plan

In February 2017, the Company adopted the *2017 Stock Incentive Plan* (the "Plan"). The Plan permits the grant of stock options and restricted stock to attract and retain the services of qualified employees, officers, directors, consultants and other service providers.

Under the Plan, the Company issues options having a term of up to ten years and an exercise price of no less than fair market value of common stock on the date the option is granted. However, an option may be granted with an exercise price lower than fair value if such option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of sections 409A and 424 of the Internal Revenue Code, as applicable. Options vest and become exercisable in one or more installments at such time or times and subject to such conditions, including without limitation, the achievement of specified performance goals or objectives, as determined by the Plan Administrator and delineated in individual stock option agreements. Additional limitations on the exercise of vested shares related to an employee's termination of continuous service are described in the Plan and generally provide for the right to exercise within 30 days of such termination.

Restricted stock granted under the Plan is subject to the terms, restrictions and conditions determined by the Plan Administrator, which may include the requirement for continued employment or the achievement of specified performance goals or objectives. The purchase price of restricted stock, which may include zero dollars, is determined by the Plan Administrator and stated in a restricted stock purchase agreement. Grant recipients have no rights with respect to restricted stock granted under the Plan until the full purchase price is paid to the Company. Recipients must execute a restricted stock purchase agreement and provide full payment for the shares within 30 days or the offer will terminate unless otherwise determined by the Plan Administrator. Restricted stock is subject to vesting restrictions determined on a case-by-case basis.

Upon termination of continuous service, the Company may exercise its repurchase option over any vested and/or unvested equity interests granted under the Plan.

NetObjex, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

The Company has reserved 6,103,125 shares of its Series B Nonvoting Common Stock under the Plan and granted options to purchase 1,250,000 and zero shares of Series B Nonvoting Common Stock during the years ended December 31, 2017 and 2016, respectively. Of these, 1,250,000 and zero options were outstanding as of December 31, 2017 and 2016, respectively, and no options were vested, exercisable, or forfeited as of December 31, 2017 and 2016.

As of December 31, 2017 and 2016, 4,853,125 and zero shares of the Company's Series B Nonvoting Common Stock were available for grant under the Plan, respectively.

A summary of all options activities during 2017 and 2016 under both the advisory committee and services agreements and the 2017 Stock Incentive Plan is as follows:

| | December 31, 2017 | | December 31, 2016 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	6,250,000	$ 0.01	-	$ -
Granted	7,250,000	$ 0.02	8,000,000	$ 0.01
Exercised	-	$ -	-	$ -
Forfeited	(8,577,778)	$ 0.01	(1,750,000)	$ 0.01
Outstanding - end of year	4,922,222	$ 0.03	6,250,000	$ 0.01
Exercisable at end of year	2,422,222	$ 0.01	944,444	$ 0.01
Weighted average grant date fair value of options granted during year	$ 0.002		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	8.7		9.4	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted during the years ended December 31, 2017 and 2016 under FASB ASC 718, and concluded the value of these options was trivial and therefore did not record compensation costs related to the stock option grants.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2018 and intend to adopt the new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

NetObjex, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Service Agreement – Replacement of Services

In January 2018, the Company entered into a non-cancelable service agreement for subscription access to product management and marketing segment software that replaces the agreement described in Note 7. The subscription has a one-year term from February 1, 2018 through January 31, 2019 for a fee of $57,300 excluding applicable taxes. Fees are invoiced quarterly in advance. The replacement agreement is with the same service provider, and all other terms of the agreement are unchanged.

Option Grant

In June 2018, the Company granted options to purchase 100,000 shares of the Company's Series B Nonvoting Common Stock at $0.15 per share, pursuant to the 2017 Stock Incentive Plan and under the terms of a stock option agreement. The stock option agreement includes restrictions on transfer and a 4-year vesting schedule; the options expire 10 years from the grant date.

Subscription Agreement – Series A Voting Common Stock

In January 2018, the Company did not receive the final $12,000 payment required by the monthly subscription payment schedule attached to the subscription agreement dated February 2017. As a result, the Company did not issue the final 167,015 shares of Series A Voting Common Stock under the agreement. No further shares have been sold or issued under this agreement during 2018.

Stock Issuances – Series B Nonvoting Common Stock

In March 2018, the Company issued 66,667 shares of Series B Nonvoting Common Stock at a per share purchase price of $0.15 to an accredited investor for an aggregate purchase price of $10,000. In May 2018, the Company issued an additional 66,667 shares of Series B Nonvoting Common Stock at a per share purchase price of $0.15 to the same investor for an aggregate purchase price of $10,000. The stock issuances were conducted under the terms of subscription agreements that include restrictions on transfer but contain no vesting provisions.

From January 2018 through March 2018, the Company sold and issued a total of 735,720 shares of Series B Nonvoting Common Stock at a per share purchase price of $0.15 in exchange for consideration totaling $110,358 under a Regulation Crowdfunding offering. The offering includes restrictions on transfer of the shares but contains no vesting provisions with respect to the shares.

Stock Repurchase – Series B Nonvoting Common Stock

In March 2018, under the terms of a repurchase and release agreement the Company repurchased 750,000 shares of outstanding Series B Nonvoting Common Stock that were issued at inception to a contract service provider, along with certain intellectual property and release from future claims against the Company in exchange for consideration of $12,000 payable in $2,000 increments over a 6-month repurchase period.

The Company will classify the repurchased shares as treasury stock at cost and considers the repurchase price to be the cost of the shares at issuance, $0.0001 per share or par value.

Planned Acquisition

In May 2018, the Company signed a letter of intent to acquire all outstanding shares of an information technology company that focuses on blockchain, analytics, cloud and IoT technologies. The planned purchase price is $1.5 million (subject to performance bonuses), and would be paid via 10 million shares of the Company's Series B Nonvoting Common Stock. Performance bonuses that may increase the purchase price include 2 million additional shares of Series B Nonvoting Common Stock and or $200,000 both subject to completion of mutually agreed upon performance milestones. In addition, within 12 months of the completion of the purchase, the principals of the acquired company would have the option to convert 10% of the purchase price (or 1 million shares) to $150,000 cash. The planned acquisition has not been completed and the intent to purchase is nonbinding.

Management's Evaluation

Management has evaluated subsequent events through July 24, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

I, ___Raghuram Balasubramanian_____ (Print Name), the
_____(Principal Executive Officers) of __NetObjex,
Inc_____(Company Name), hereby certify that the financial statements of
_NetObjex, Inc_____ (Company Name) and notes thereto for the
periods ending _1/1/2017_____ (beginning date of review) and _____
_12/31/2018_____(End Date of Review) included in this Form C offering statement are true and
complete in all material respects and that the information below reflects accurately the
information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of
$_270249_____; taxable income of $___-142686 and total tax of $__0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has
been executed as of the _2/4/2019_____ (Date of Execution).



_____ (Signature)

__CEO_____ (Title)

__2/4/2019_____ (Date)

NETOBJEX, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018 and 2017

NetObjex, Inc
Index to Financial Statements
(unaudited)

NETOBJEX, INC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

[insert balance sheets]

NetObjex, Inc
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Bank of America	32,587.64
Bank of America Savings Account	65.09
Other expenses	385.30
Total Checking/Savings	33,038.03
Other Current Assets	
Hardware Inventory	18,922.09
Loan to Aquai	254.56
Vnm Office Deposit	1,800.00
Total Other Current Assets	20,976.65
Total Current Assets	54,014.68
Fixed Assets	
Accumulated Depreciation	-25,772.13
Computer Hardware	28,891.63
Computer Software	3,371.58
Furniture and Equipment	13,954.39
Hardware Platform Labor (R&D)	17,392.11
R&D Hardware	3,820.85
Servntire	150,000.00
Software Platform Labor	247,490.66
Total Fixed Assets	439,149.09
TOTAL ASSETS	**493,163.77**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Loan from Tung	17,760.00
Total Accounts Payable	17,760.00
Credit Cards	
Amazon Store Card	2,637.54
American Express for NetObjex	23,022.63
Amex (XQ used for NO)	31,914.14
Credit Card at Bank of America	
Raghuram Bala B of A CC	12,868.51
Credit Card at Bank of America - Other	-2,748.27
Total Credit Card at Bank of America	10,120.24
Total Credit Cards	67,694.55
Other Current Liabilities	
Accounts Payable	55,384.50
Raghu Bala Loan	20,828.19
Total Other Current Liabilities	76,212.69
Total Current Liabilities	161,667.24
Long Term Liabilities	
Servntire Aquisition Payable	99,000.00
Total Long Term Liabilities	99,000.00
Total Liabilities	260,667.24

NetObjex, Inc
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Equity	
Ajit Pal Singh	20,000.00
APIC	411,465.00
Common Stock - Series A	4,497.00
Common Stock - Series B	1,398.00
Crowdfunding Investors #1	96,264.68
Hassan Kheradmandan	25,000.00
Jeffrey Pferd	1,500.00
Retained Earnings	-172,162.27
Stock Subscriptions receivable	-1,360.00
Treasury Stock - Series B	-100.00
Net Income	-154,005.88
Total Equity	232,496.53
TOTAL LIABILITIES & EQUITY	493,163.77

NetObjex, Inc
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Bank of America	58,318.52
Bank of America Savings Account	20,013.24
Coinbase	15,251.35
Total Checking/Savings	93,583.11
Other Current Assets	
Accounts Receivable	8,425.00
Hardware Inventory	29,588.53
Loan to RPG	146.00
Prepaid Expenses	17,884.00
Vnm Office Deposit	1,800.00
Total Other Current Assets	57,843.53
Total Current Assets	151,426.64
Fixed Assets	
Accumulated Depreciation	-13,622.29
Computer Hardware	19,911.25
Computer Software	3,280.59
Furniture and Equipment	11,332.39
Hardware Platform Labor (R&D)	10,482.30
R&D Hardware	3,672.43
Software Platform Labor	173,610.66
Total Fixed Assets	208,667.33
TOTAL ASSETS	**360,093.97**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express for NetObjex	23,432.81
Amex (XQ used for NO)	11,805.95
Credit Card at Bank of America	
Raghuram Bala B of A CC	12,118.51
Credit Card at Bank of America - Other	-9,545.42
Total Credit Card at Bank of America	2,573.09
Total Credit Cards	37,811.85
Other Current Liabilities	
Accounts Payable	32,050.00
Raghu Bala Loan	31,243.39
Unearned revenue	15,251.00
Total Other Current Liabilities	78,544.39
Total Current Liabilities	116,356.24
Total Liabilities	116,356.24

NetObjex, Inc
Balance Sheet
As of December 31, 2017

	Dec 31, 17
Equity	
APIC	411,465.00
Common Stock - Series A	4,497.00
Common Stock - Series B	1,398.00
Retained Earnings	-21,238.67
Stock Subscriptions receivable	-1,360.00
Treasury Stock - Series B	-100.00
Net Income	-150,923.60
Total Equity	243,737.73
TOTAL LIABILITIES & EQUITY	360,093.97

Statement of Stockholder's Equity	1/1/2018-12/31/2018							
		Common Stock A	Common Stock B					
	Shares	Amount		Additional Paid-In Capital	Private Placements: Ajit Pal Singh Jeffrey Pferd Hassan Kheradmandan	Crowdfunding Investors	Accumulated Deficit	Total Shareholders' Equity(Deficit)
01/0/2018	-	4497	1398	411465			-172162.27	245197.73
Contributed Capital	73052275				46500			46500
Stock Subscriptions Receivable		-1360						-1360
Treasury Stock - Series B			-100					-100
Net Income (Loss)						96264.68	-154005.88	-57741.2
12/31/2018		3137	1298	411465	46500	96264.68	-326168.15	232496.53

Statement of Stockholder's Equity — 1/1/2017-12/31/2017

	Shares	Common Stock A Amount	Common Stock B	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity(Deficit)
1/1/2017	-	4497	1398	0	-21238.67	-15343.67
Contributed Capital	62175627			411465		411465
Stock Subscriptions Receivable		-1360				-1360
Treasury Stock - Series B			-100			-100
Net Income (Loss)					-150923.6	-150923.6
12/31/2017		3137	1298	411465	-172162.27	243737.73

NETOBJEX, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

[insert P&L]

NetObjex, Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Consulting Income	463,466.75
Other Income	1,948.00
Sales	320,973.66
Total Income	786,388.41
Cost of Goods Sold	
Consulting Labor	154,542.54
Designer	8,500.00
Purchases - Hardware Components	3,348.61
Sysadmin Consultant	500.00
Total COGS	166,891.15
Gross Profit	619,497.26
Expense	
Accounting Expense	13,369.86
Bank Service Charges	5,054.21
CA PIT SDI	7,789.17
Coinbase Fee	1,357.07
Computer and Internet Expenses	71,461.12
Consultants	6,671.70
Dental Insurance	3,095.97
Depreciation Expense	21,610.88
Donations	510.00
Dues and Subscriptions	59.33
Educational Material	558.70
Email Marketing Expense	299.10
Health Insurance	24,253.23
Insurance Expense	1,657.00
Interest Expense	6,655.30
Legal Expenses	40,460.22
License	1,724.00
Marketing Expense	128,933.30
Meals and Entertainment	3,514.04
Office Supplies	2,606.97
Officer Salary	29,178.59
Parking Expense	229.13
Payroll Expense	1,146.00
Payroll Tax	40,693.40
Postage Expense	1,572.38
R&D Expense	202,006.27
Rent Expense	13,450.00
Rental Car	35.87
Repair Expense	120.00
Sales and Use Tax	6,560.67
Sales Expense	10,862.00
Sales Salaries	22,494.97
Shipping Charges	918.24
Subscriptions	10,065.59
Telephone Expense	8,296.82
Training	902.43
Travel Expense	44,384.58
Utilities	725.00
Total Expense	735,283.11
Net Ordinary Income	-115,785.85

NetObjex, Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
Other Income/Expense	
Other Income	
Cryptocurrency Exchange Gain	3,354.43
Interest Income	0.57
Total Other Income	3,355.00
Other Expense	
Crypto Exchange Loss	41,575.03
Total Other Expense	41,575.03
Net Other Income	-38,220.03
Net Income	**-154,005.88**

NetObjex, Inc
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Consulting Income	259,922.90
Other Income	
Interest Income	13.24
Other Income - Other	1,073.16
Total Other Income	1,086.40
Sales	67,952.00
Sales - Hardware	3,880.00
Total Income	332,841.30
Cost of Goods Sold	
Celltrust	936.00
Consulting Labor	52,932.97
Designer	2,750.00
Purchases - Hardware Components	1,740.47
Sysadmin Consultant	11,500.00
Total COGS	69,859.44
Gross Profit	262,981.86
Expense	
Accounting Expense	151.25
Bank Service Charges	2,830.13
CA PIT SDI	5,183.88
Cleaning Expense	525.00
Computer and Internet Expenses	60,741.13
Consultants	5,067.75
Continuing Education	239.88
Custom Duties	1,950.00
Dental Insurance	238.95
Depreciation Expense	8,863.85
Donations	25.00
Dues and Subscriptions	3,417.55
Educational Material	1,200.00
Email Marketing Expense	608.15
Gas	50.98
General & Admin	11,925.00
Gotomeeting	49.00
Health Insurance	12,002.56
Immigration Related Fees	4,012.02
Insurance Expense	1,636.00
Interest Expense	6,439.95
Legal Expenses	38,383.97
Loan to ChargeBar	0.00
Marketing Expense	56,484.72
Meals and Entertainment	1,260.84
Moving Expense	1,539.70
Office Supplies	2,527.88
Officer Salary	18,077.63
Parking Expense	197.30
Payroll Expense	581.00
Payroll Tax	26,565.81
Postage Expense	1,440.52
R&D Expense	86,641.44
Rent Expense	3,200.34
Sales and Use Tax	2,596.93
Sales Expense	1,080.00
Sales Salaries	5,529.46
Software Expense	0.00
State Filing Fees	260.00
State Taxes	2,030.00
Subscriptions	352.00
Telephone Expense	1,624.00

NetObjex, Inc
Profit & Loss
January through December 2017

	Jan - Dec 17
Training	250.00
Travel Expense	25,575.24
Vnm Office Rent	10,800.00
Total Expense	414,156.81
Net Ordinary Income	-151,174.95
Other Income/Expense	
Other Income	
Cryptocurrency Exchange Gain	251.35
Total Other Income	251.35
Other Expense	
Other Expense	0.00
Total Other Expense	0.00
Net Other Income	251.35
Net Income	**-150,923.60**

NETOBJEX, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

[insert statement of stockholders equity]

NETOBJEX, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

[insert statement of cash flow]

NetObjex, Inc
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-154,005.88
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	8,425.00
Hardware Inventory	10,666.44
Loan to Aquai	-254.56
Loan to RPG	146.00
Prepaid Expenses	17,884.00
Loan from Tung	17,760.00
Amazon Store Card	2,637.54
American Express for NetObjex	-410.18
Amex (XQ used for NO)	20,108.19
Credit Card at Bank of America	6,797.15
Credit Card at Bank of America:Raghuram Bala B of A CC	750.00
Accounts Payable	23,334.50
Raghu Bala Loan	-10,415.20
Unearned revenue	-15,251.00
Net cash provided by Operating Activities	-71,828.00
INVESTING ACTIVITIES	
Accumulated Depreciation	12,149.84
Computer Hardware	-8,980.38
Computer Software	-90.99
Furniture and Equipment	-2,622.00
Hardware Platform Labor (R&D)	-6,909.81
R&D Hardware	-148.42
Servntire	-150,000.00
Software Platform Labor	-73,880.00
Net cash provided by Investing Activities	-230,481.76
FINANCING ACTIVITIES	
Servntire Aquisition Payable	99,000.00
Ajit Pal Singh	20,000.00
Crowdfunding Investors #1	96,264.68
Hassan Kheradmandan	25,000.00
Jeffrey Pferd	1,500.00
Net cash provided by Financing Activities	241,764.68
Net cash increase for period	-60,545.08
Cash at beginning of period	93,583.11
Cash at end of period	**33,038.03**

NetObjex, Inc
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-150,923.60
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-925.00
Hardware Inventory	-3,830.00
Loan to Clinitraq	-124.94
Loan to RPG	-146.00
Prepaid Expenses	-17,884.00
Vnm Office Deposit	-1,800.00
Amazon Store Card	-215.08
American Express for NetObjex	-12,687.93
Amex (XQ used for NO)	8,579.35
Credit Card at Bank of America	-9,545.42
Credit Card at Bank of America:Raghuram Bala B of A CC	12,118.51
Accounts Payable	7,792.00
Amit Shah	-3,000.00
Raghu Bala Loan	-59,594.75
Unearned revenue	15,251.00
Net cash provided by Operating Activities	-216,935.86
INVESTING ACTIVITIES	
Accumulated Depreciation	8,863.85
Computer Hardware	-7,769.65
Computer Software	-1,246.59
Furniture and Equipment	-11,000.00
Hardware Platform Labor (R&D)	-193.89
R&D Hardware	-1,325.84
Software Platform Labor	-100,710.66
Net cash provided by Investing Activities	-113,382.78
FINANCING ACTIVITIES	
APIC	411,465.00
Common Stock - Series A	497.00
Common Stock - Series B	38.00
Treasury Stock - Series B	-100.00
Net cash provided by Financing Activities	411,900.00
Net cash increase for period	81,581.36
Cash at beginning of period	12,001.75
Cash at end of period	**93,583.11**

NOTE 1 – NATURE OF OPERATIONS

NetObjex, Inc was formed on October 9, 2015 ("Inception") in the State of Delaware. The financial statements of NetObjex, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [CITY AND STATE].

NetObjex, Inc provides a Digital Asset Management Platform - a middleware that sits between smart edge Internet of Things(IoT) devices and Distributed Ledger technologies to enterprises and organizations for managing their assets. The platform enables inter-device communication, tracking and tracing of assets, asset performance optimization, and reduce asset shrinkage/waste/inefficiencies. This product is offered as a Platform-as-a-Service online for recurring subscription revenues. The company also provides consulting services to customers relating to the deployment of its flasgship product, and consulting in projects relating to IoT and Distributed Ledger(Blockchain) technologies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscription revenues relating to the use of its Platform as a Service, and Consulting revenues from providing technology services to customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California & Delaware state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
- Credit Card debt to American Express, Visa – used for operational expenses

- Loan owing to founder Raghu Bala
- Loan owing to Hoang Thanh Tung

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- AT&T Commitment for Fiber Optic Lines for 3 years with exit clauses and penalties for early termination. In effect as of 1/2/2018.
- $21K owed to Gartner Group for Marketing Services due July 2019
- $99K owed to principals of Servntire (India) Pvt Ltd for the acquisition of the assets of the company. This transaction is not yet complete.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 30,000,000_ shares of our Class B common stock with par value of $0.0001_. As of 12/31/2018 the company has currently issued 28,083,439 shares of our Class B common stock. We have authorized the issuance of 70,000,000_ shares of our Class A common stock with par value of $0.0001. As of 12/31/2018 the company has currently issued 44,968,836 shares of our Class A common stock.

Company conducted two crowdfunding exercises:
- Jan 29 2018 to Apr 29, 2018 and the offering yielded $107K of Class B shares at $0.15/share.
- There was a second crowdfunding exercise from November 14, 2018 to Feb 14, 2019 – currently in progress of Class B shares at $0.15/share.

The company also conducted a stock buyback from employee Jason Dobyns of 750K shares at $12K pre-negotiated price in 2018.

The company sold shares in private placement offerings:
- Ajit Pal Singh $20K at $0.15/share
- Jeffrey Pfeff $1.5K at $0.15/share
- Hassan Kheradmandan $25K at $0.05/share

Acquisitions
The company acquired Servntire (India) Pvt Ltd in August 2018 for 10M shares of Class B Common Stock and a cash settlement $150K in cash. This deal has not yet been completed as paperwork is still proceeding. Both companies are in the midst of integrating operations.

Subscriptions
The Unitech Sales investment is at a pre-money valuation of $5,000,000 and paid as a subscription of $12000 a month for 25 months commencing Feb 1, 2017 with a scheduled end date of Feb 1, 2019. This subscription was discontinued after $132000 or 11 payments. Equity is allocated in line with each payment. Unitech also has the option to prepay these amounts.

NOTE 6 – RELATED PARTY TRANSACTIONS

Loan owed to Founder Raghu Bala which is being paid down gradually. The loans are do not carry interest payments. The loan outstanding at the end of 2018 is $20829.19. Payments usually range from $2000-5000 periodically offset by billable income brought into the company by founder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through February 4, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.